Pricing Supplement dated June 26, 2019 (To Prospectus dated March 30, 2018 and the Prospectus Supplement dated July 18, 2016)	Filed Pursuant to Rule 424(b)(2) Registration No. 333-212571

US$25,125,000

FLOORED FLOATING RATE NOTES LINKED TO 3-MONTH USD LIBOR DUE JUNE 27, 2022

Principal Amount:	US$25,125,000	Issuer:	Barclays Bank PLC
Issue Price:	100%	Series:	Global Medium-Term Notes, Series A
Payment at Maturity:

If you hold the Notes to maturity, you will receive 100% of your principal, subject to the creditworthiness of Barclays Bank PLC and the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority.

Any payment on the Notes is not guaranteed by any third party and is subject to both the creditworthiness of the Issuer and to the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority. If Barclays Bank PLC were to default on its payment obligations or become subject to the exercise of any U.K. Bail-in Power (or any other resolution measure) by the relevant U.K. resolution authority, you might not receive any amounts owed to you under the Notes. See “Consent to U.K. Bail-in Power” and “Selected Risk Factors” in this pricing supplement and “Risk Factors” in the accompanying prospectus supplement for more information.

Original Trade Date:	June 26, 2019	Maturity Date:	June 27, 2022
Original Issue Date:	June 27, 2019	Denominations:	Minimum denominations of US$1,000 and integral multiples of US$1,000 thereafter.
Reference Rate:	3-month USD LIBOR, determined as set forth under “Supplemental Terms of the Notes” in this pricing supplement.
Minimum Interest Rate:	1.00% per annum	Spread:	0.62% per annum
Interest Rate:	For each Interest Period, the interest rate per annum will equal the greater of (a) the sum of the Reference Rate and the Spread and (b) the Minimum Interest Rate.
Interest Payment Amount:

For each Interest Period, the interest payment amount per $1,000 principal amount Note will be calculated as follows:

$1,000 × Interest Rate × (days in Interest Period/360)

where the number of days in the Interest Period will be based on a 30/360 Day Count Convention.

Consent to U.K. Bail-in Power

Notwithstanding any other agreements, arrangements or understandings between Barclays Bank PLC and any holder of the Notes, by acquiring the Notes, each holder of the Notes acknowledges, accepts, agrees to be bound by, and consents to the exercise of, any U.K. Bail-in Power by the relevant U.K. resolution authority. See “Consent to U.K. Bail-in Power” on page PS-2 of this pricing supplement.

Interest Payment Dates:

Payable quarterly in arrears on the 27th calendar day of each March, June, September and December, commencing on September 27, 2019 and ending on the Maturity Date.  For the avoidance of doubt, the final Interest Payment Date will be the Maturity Date.

Interest Period:

The initial Interest Period will begin on, and include, the Original Issue Date and end on, but exclude, the first Interest Payment Date.  Each subsequent Interest Period will begin on, and include, the Interest Payment Date for the immediately preceding Interest Period and end on, but exclude, the next following Interest Payment Date.  The final Interest Period will end on, but exclude, the Maturity Date.

[Terms of Note continue on the following page]

	Price to Public	Agent’s Commission (1)	Proceeds to Barclays Bank PLC(1)

Per Note	100%	0.26%	99.74%
Total	$25,125,000.00	$64,812.50	$25,060,187.50

(1) Barclays Capital Inc. will receive commissions from the Issuer of up to 0.26% of the principal amount of the notes, or up to $2.60 per $1,000 principal amount, and may retain all or a portion of these commissions or use all or a portion of these commissions to pay variable selling concessions or fees to other dealers. The per Note agent’s commission and proceeds to Issuer shown above is the minimum amount of proceeds that the Issuer receives per Note, assuming the maximum Agent’s commission per Note of 0.26%. The total agent’s commission and total proceeds to issuer shown above give effect to the actual amount of the variable Agent’s commission.

Investing in the Notes involves a number of risks.  See “Risk Factors” beginning on page S-7 of the prospectus supplement and “Selected Risk Factors” beginning on page PS–3 of this pricing supplement.

We may use this pricing supplement in the initial sale of Notes. In addition, Barclays Capital Inc. or another of our affiliates may use this pricing supplement in market resale transactions in any Notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market resale transaction.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The Notes constitute our direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities of either Barclays PLC or Barclays Bank PLC and are not covered by the U.K. Financial Services Compensation Scheme or insured or guaranteed by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

Interest Reset Dates:	For any Interest Period commencing on or after the Original Issue Date, the first day of such period.
Interest Determination Dates:	Two London Business Days prior to the relevant Interest Reset Date.
Business Day Convention/Day Count Fraction:	Following, unadjusted; 30/360
Business Day:

A Monday, Tuesday, Wednesday, Thursday or Friday that is neither a day on which banking institutions in New York City generally are authorized or obligated by law, regulation, or executive order to be closed.

Settlement:	DTC; Book-entry; Transferable.
Listing:	The Notes will not be listed on any U.S. securities exchange or quotation system.
Agent:	Barclays Capital Inc.
CUSIP/ISIN:	06747N3X0 / US06747N3X02

You should read this pricing supplement together with the prospectus dated March 30, 2018, as supplemented by the prospectus supplement dated July 18, 2016 relating to our Global Medium-Term Notes, Series A, of which these Notes are a part.  This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours.  You should carefully consider, among other things, the matters set forth under “Risk Factors” in the prospectus supplement, as the Notes involve risks not associated with conventional debt securities.  We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

When you read the prospectus supplement, note that all references to the prospectus dated July 18, 2016, or to any sections therein, should refer instead to the accompanying prospectus dated March 30, 2018, or to the corresponding sections of that prospectus.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•                  Prospectus dated March 30, 2018:

https://www.sec.gov/Archives/edgar/data/312070/000119312518103150/d561709d424b3.htm

•                  Prospectus Supplement dated July 18, 2016:

https://www.sec.gov/Archives/edgar/data/312070/000110465916132999/a16-14463_21424b3.htm

Our SEC file number is 1-10257 and our Central Index Key, or CIK, on the SEC website is 0000312070.  As used in this term sheet, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

CONSENT TO U.K. BAIL-IN POWER

Notwithstanding any other agreements, arrangements or understandings between us and any holder of the Notes, by acquiring the Notes, each holder of the Notes acknowledges, accepts, agrees to be bound by, and consents to the exercise of, any U.K. Bail-in Power by the relevant U.K. resolution authority.

Under the U.K. Banking Act 2009, as amended, the relevant U.K. resolution authority may exercise a U.K. Bail-in Power in circumstances in which the relevant U.K. resolution authority is satisfied that the resolution conditions are met. These conditions include that a U.K. bank or investment firm is failing or is likely to fail to satisfy the Financial Services and Markets Act 2000 (the “FSMA”) threshold conditions for authorization to carry on certain regulated activities (within the meaning of section 55B FSMA) or, in the case of a U.K. banking group company that is a European Economic Area (“EEA”) or third country institution or investment firm, that the relevant EEA or third country relevant authority is satisfied that the resolution conditions are met in the respect of that entity.

The U.K. Bail-in Power includes any write-down, conversion, transfer, modification and/or suspension power, which allows for (i) the reduction or cancellation of all, or a portion, of the principal amount of, interest on, or any other amounts payable on, the Notes; (ii) the conversion of all, or a portion, of the principal amount of, interest on, or any other amounts payable on, the Notes into shares or other securities or other obligations of Barclays Bank PLC or another person (and the issue to, or conferral on, the holder of the Notes such shares, securities or obligations); and/or (iii) the amendment or alteration of the maturity of the Notes, or amendment of the amount of interest or any other amounts due on the Notes, or the dates on which interest or any other amounts become payable, including by suspending payment for a temporary period; which U.K. Bail-in Power may be exercised by means of a variation of the terms of the Notes solely to give effect to the exercise by the relevant U.K. resolution authority of such U.K. Bail-in Power. Each holder of the Notes further acknowledges and agrees that the rights of the holders of the Notes are subject to, and will be varied, if necessary, solely to give effect to, the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority. For the avoidance of doubt, this consent and acknowledgment is not a waiver of any rights holders of the securities may have at law if and to the extent that any U.K. Bail-in Power is exercised by the relevant U.K. resolution authority in breach of laws applicable in England.

For more information, please see “Selected Risk Factors—You May Lose Some or All of Your Investment If Any U.K. Bail-in Power Is Exercised by the Relevant U.K. Resolution Authority” in this pricing supplement as well as “U.K. Bail-in Power,” “Risk Factors—Risks Relating to the Securities Generally—Regulatory action in the event a bank or investment firm in the Group is failing or likely to fail could materially adversely affect the value of the securities” and “Risk Factors—Risks Relating to the Securities Generally—Under the terms of the securities, you have agreed to be bound by the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority” in the accompanying prospectus supplement.

SELECTED RISK FACTORS

An investment in the Notes involves significant risks. You should read the risks summarized below in connection with, and the risks summarized below are qualified by reference to, the risks described in more detail in the “Risk Factors” section beginning on page S-7 of the prospectus supplement.  We urge you to consult your investment, legal, tax, accounting and other advisers and to invest in the Notes only after you and your advisors have carefully considered the suitability of an investment in the Notes in light of your particular circumstances.

•                 Issuer Credit Risk— The Notes are unsecured debt obligations of the issuer, Barclays Bank PLC, and are not, either directly or indirectly, an obligation of any third party.  Any payment to be made on the Notes, including any repayment of principal, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due and is not guaranteed by any third party.  As a result, the actual and perceived creditworthiness of Barclays Bank PLC may affect the market value of the Notes and, in the event Barclays Bank PLC were to default on its obligations, you might not receive any amount owed to you under the terms of the Notes.

•                 You May Lose Some or All of Your Investment If Any U.K. Bail-in Power Is Exercised by the Relevant U.K. Resolution Authority—Notwithstanding any other agreements, arrangements or understandings between Barclays Bank PLC and any holder of the Notes, by acquiring the Notes, each holder of the Notes acknowledges, accepts, agrees to be bound by, and consents to the exercise of, any U.K. Bail-in Power by the relevant U.K. resolution authority as set forth under “Consent to U.K. Bail-in Power” in this pricing supplement. Accordingly, any U.K. Bail-in Power may be exercised in such a manner as to result in you and other holders of the Notes losing all or a part of the value of your investment in the Notes or receiving a different security from the Notes, which may be worth significantly less than the Notes and which may have significantly fewer protections than those typically afforded to debt securities. Moreover, the relevant U.K. resolution authority may exercise the U.K. Bail-in Power without providing any advance notice to, or requiring the consent of, the holders of the Notes. The exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority with respect to the Notes will not be a default or an Event of Default (as each term is defined in the indenture) and the trustee will not be liable for any action that the trustee takes, or abstains from taking, in either case, in accordance with the exercise of the U.K. Bail-in Power by the relevant U.K. resolution authority with respect to the Notes. See “Consent to U.K. Bail-in Power” in this pricing supplement as well as “U.K. Bail-in Power,” “Risk Factors—Risks Relating to the Securities Generally—Regulatory action in the event a bank or investment firm in the Group is failing or likely to fail could materially adversely affect the value of the securities” and “Risk Factors—Risks Relating to the Securities Generally—Under the terms of the securities, you have agreed to be bound by the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority” in the accompanying prospectus supplement.

•                 Reference Rate / Interest Payment Risk—Because any interest payments on the Notes will be based on a floating rate of interest, you will be exposed to risks not associated with a conventional fixed-rate debt instrument.  These risks include fluctuation of the applicable Interest Rate and the possibility that, for any given Interest Period, you may receive an amount of interest based on the Minimum Interest Rate for one or more prior Interest Periods.  We have no control over a number of matters that may affect interest rates, including economic, financial and political events that are important in determining the existence, magnitude and longevity of these risks and their results.  In recent years, interest rates have been volatile, and volatility also could be characteristic of the future.  It is possible that the Reference Rate could decline significantly, including to a rate equal to or less than zero.  If the Reference Rate were to decline to a level such that the sum of the Reference Rate and the Spread did not result in a rate greater than the Minimum Interest Rate for any Interest Period, you would receive an interest payment based on the Minimum Interest Rate on the related Interest Payment Date.  In addition, the floating Interest Rate for the Notes may be less than the floating rate payable on a similar Note or other instrument of the same maturity issued by us or an issuer with the same or a comparable credit rating.

•                 Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity—While the payment at maturity described in this pricing supplement is based on the full principal amount of your Notes, the original issue price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates.  As a result, the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC may be willing to purchase Notes from you in secondary market transactions will likely be lower than the price you paid for your Notes, and any sale prior to the Maturity Date could result in a substantial loss to you.

•                 Suitability of the Notes for Investment—You should reach a decision whether to invest in the Notes after carefully considering, with your advisors, the suitability of the Notes in light of your investment objectives and the specific information set out in this pricing supplement, the prospectus supplement and the prospectus. Neither the Issuer nor Barclays Capital Inc. makes any recommendation as to the suitability of the Notes for investment.

•                 We and Our Affiliates May Engage in Various Activities or Make Determinations That Could Materially Affect Your Notes in Various Ways and Create Conflicts of Interest— We and our affiliates play a variety of roles in connection with the issuance of the Notes, as described below. In performing these roles, our and our affiliates’ economic interests are potentially adverse to your interests as an investor in the Notes.

In connection with our normal business activities and in connection with hedging our obligations under the Notes, we and our affiliates make markets in and trade various financial instruments or products for our accounts and for the account of our clients and otherwise provide investment banking and other financial services with respect to these financial instruments and products. These financial instruments and products may include securities, derivative instruments or assets that may relate to interest rates, including the Reference Rate. In any such market making, trading and hedging activity, and other services, we or our affiliates may take positions or take actions that are inconsistent with, or adverse to, the investment objectives of holders of the Notes. We and our affiliates have no obligation to take the needs of any buyer, seller or holder of the Notes into account in conducting these activities. Such market making, trading and hedging activity, investment banking and other financial services may negatively impact the value of the Notes.

In addition, the role played by Barclays Capital Inc., as the agent for the Notes, could present significant conflicts of interest with the role of Barclays Bank PLC, as issuer of the Notes.  For example, Barclays Capital Inc. or its representatives may derive compensation or financial benefit from the distribution of the Notes. Furthermore, we and our affiliates establish the offering price of the Notes for initial sale to the public, and the offering price is not based upon any independent verification or valuation.

In addition to the activities described above, we will also act as the Calculation Agent for the Notes.  As Calculation Agent, we will determine any values of the Reference Rate and make any other determinations necessary to calculate any payments on the Notes. In making these determinations, we may be required to make certain discretionary judgments. In making these discretionary judgments, our economic interests are potentially adverse to your interests as an investor in the Notes, and any of these determinations may adversely affect any payments on the Notes.

•                 Lack of Liquidity—The Notes will not be listed on any securities exchange.  Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to make a secondary market for the Notes but are not required to do so, and may discontinue any such secondary market making at any time, without notice. Barclays Capital Inc. may at any time hold unsold inventory, which may inhibit the development of a secondary market for the Notes.  Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily.  Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes.  The Notes are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your Notes to maturity.

•                 The Reference Rate and the Manner in Which It Is Calculated May Change in the Future - The Reference Rate and other interest rate, equity, foreign exchange rate and other types of indices which are deemed to be “benchmarks,” including those in widespread and long-standing use, have been the subject of recent international, national and other regulatory scrutiny and initiatives and proposals for reform. Some of these reforms are already effective while others are still to be implemented or are under consideration. There can be no assurance that the method by which the Reference Rate is calculated will continue in its current form. Any changes in the method of calculation could reduce the Reference Rate and thus have a negative impact on the payments on the Notes and on the value of the Notes in the secondary market.

•                 Uncertainty About the Future of LIBOR May Adversely Affect the Notes —On July 27, 2017, the Chief Executive of the United Kingdom Financial Conduct Authority, which regulates LIBOR, announced that it intends to stop persuading or compelling banks to submit rates for the calculation of LIBOR to the administrator of LIBOR after 2021. The announcement indicates that the continuation of LIBOR on the current basis cannot and will not be guaranteed after 2021. It is impossible to predict whether and to what extent banks will continue to provide LIBOR submissions to the administrator of LIBOR or whether any additional reforms to LIBOR may be enacted in the United Kingdom or elsewhere. At this time, no consensus exists as to what rate or rates may become accepted alternatives to LIBOR, and it is impossible to predict the effect of any such alternatives on the value of securities that are linked to or otherwise related to LIBOR, such as the Notes. Uncertainty as to the nature of alternative reference rates and as to potential changes or other reforms to LIBOR may adversely affect LIBOR rates during the term of the Notes, your return on the Notes and the trading market for LIBOR-based securities.

•                 LIBOR May Be Replaced by a Successor or Substitute Rate If It Is Discontinued or Ceased to Be Published - If the Calculation Agent determines in its sole discretion on or prior to an Interest Determination Date that LIBOR for three-month deposits in U.S. dollars has been discontinued or such rate has ceased to be published permanently or indefinitely, then the Calculation Agent will use a successor or substitute rate that it has determined in its sole discretion to be (a) the industry-accepted successor rate to the discontinued 3-Month USD LIBOR or (b) if no such industry-accepted successor rate exists, the most comparable substitute rate to the discontinued 3-Month USD LIBOR. If the Calculation Agent has determined a successor or substitute rate in accordance with the foregoing, the Calculation Agent may make adjustments in its sole discretion to the definition of London business day and any other relevant methodology for calculating such successor or substitute rate, including, but not limited to, any adjustment it determines is needed to make such successor or substitute rate comparable to the discontinued 3-Month USD LIBOR, in a manner that is consistent with industry-accepted practices for such successor or substitute rate for debt obligations such as the Notes. Any of the foregoing determinations or actions by the Calculation Agent could result in adverse consequences to the Reference Rate on relevant Interest Determination Date(s), which could adversely affect the return on and the market value of the Notes. Further, there is no assurance that the characteristics of any successor or substitute rate would be similar to 3-Month USD LIBOR, or that any successor or substitute rate would be correlated with 3-Month USD LIBOR.

•                 Historical Performance of the Reference Rate Should Not Be Taken as Any Indication of the Future Performance of the Reference Rate Over the Term of the Notes — The historical performance of the Reference Rate is not an indication of the future performance of the Reference Rate over the term of the Notes. Therefore, the performance of the Reference Rate over the term of the Notes may bear no relation or resemblance to the historical performance of the Reference Rate.

•                 The Reference Rate Will Be Affected by a Number of Factors and May Be Volatile — Many factors may affect the Reference Rate including, but not limited to:

o                supply and demand among banks in London for U.S. dollar-denominated deposits with a term of approximately three months;

o                sentiment regarding underlying strength in the U.S. and global economies;

o                expectations regarding the level of price inflation;

o                sentiment regarding credit quality in the U.S. and global credit markets;

o                central bank policy regarding interest rates;

o                inflation and expectations concerning inflation;

o                performance of capital markets; and

o                any statements from public government officials regarding the cessation of the Reference Rate.

These and other factors may have a negative impact on the payments on the Notes and on the value of the Notes in the secondary market. Additionally, these factors may cause volatility of the Reference Rate, and volatility of the Reference Rate may adversely affect your return on the Notes.

•                  Many Economic and Market Factors Will Impact the Value of the Notes—In addition to the Reference Rate, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

o                the expected volatility of the Reference Rate;

o                the time to maturity of the Notes;

o                interest and yield rates in the market generally;

o                a variety of economic, financial, political, regulatory or judicial events;

o                supply and demand for the Notes; and

o                our creditworthiness, including actual or anticipated downgrades in our credit ratings.

HYPOTHETICAL INTEREST RATE AND INTEREST PAYMENT CALCULATIONS

The examples below illustrate how the applicable Interest Rate is determined for any hypothetical Interest Period and the interest payment amounts you may receive on the Notes in a number of different hypothetical scenarios.  These examples are only hypothetical and do not indicate the actual payments or return you will receive on the Notes.  The examples below assume that the Notes are held until maturity and do not take into account the tax consequences of an investment in the Notes.

Interest Rate Calculation

Step 1: Determine the applicable Interest Rate for each Interest Period.

For each Interest Period, the effective per annum Interest Rate payable on the Notes on each Interest Payment Date will be a floating rate equal to the greater of (a) the sum of the Reference Rate and the Spread and (b) the Minimum Interest Rate.  The per annum value for the Reference Rate is determined on the relevant Interest Reset Date by observing the Reference Rate on the Interest Determination Date relating to that Interest Reset Date.  Once the Calculation Agent has determined the value of the Reference Rate, the Calculation Agent then will determine the per annum Interest Rate for that Interest Period by calculating the sum of the Reference Rate and the Spread, provided that if the sum of the Reference Rate and the Spread is less than the Minimum Interest Rate, the Interest Rate for that Interest Period will equal the Minimum Interest Rate.

For further information concerning the Interest Determination Dates for the Reference Rate, see “Interest Mechanics—How Floating Interest Rates Are Reset” in the accompanying prospectus supplement.

Step 2: Calculate the interest payment amount payable for each Interest Payment Date.

For each Interest Period, once the Calculation Agent has determined the applicable per annum Interest Rate, the Calculation Agent will calculate the interest payment amount per $1,000 principal amount Note as follows:

$1,000 × Interest Rate × (days in Interest Period/360)

where the number of days in the Interest Period will be based on a 30/360 Day Count Convention.

Example Interest Rate and Interest Payment Calculations

The following examples illustrate how the per annum Interest Rate and interest payment amounts would be calculated for any given Interest Payment Date.  The hypothetical Reference Rate values have been chosen for illustrative purposes only and may not represent actual likely Reference Rate values that will be relevant for calculating any payments on the Notes.  For historical Reference Rate values, please see the information set forth under the section titled “HISTORICAL INFORMATION” below.  The examples below are based on the Minimum Interest Rate of 1.00% per annum and the Spread of 0.62%. We have assumed that the Notes have quarterly Interest Payment Dates, that interest payments will be calculated using a 30/360 day count basis (such that the applicable day count fraction for the quarterly interest payment for the Interest Period will be 90/360) and that the principal amount of the Notes is $1,000.  These values and assumptions have been chosen arbitrarily for the purposes of the below examples, and should not be taken as indicative of the terms of any particular Notes or the future performance of the Reference Rate.  The specific terms for each issuance of Notes will be determined on the Original Trade Date.

Example 1:       The Reference Rate is equal to 1.98%.

Because the sum of the Reference Rate of 1.98% and the Spread of 0.62% is greater than the Minimum Interest Rate, the Interest Rate would be equal to 2.60% per annum (the sum of the Reference Rate and the Spread).

The interest payment amount per $1,000 principal amount Note will be calculated as follows:

$1,000 × 2.60% × (90/360) = $6.50

Example 2:       The Reference Rate is equal to 0.25%.

Because the sum of the Reference Rate of 0.25% and the Spread of 0.62% is less than the Minimum Interest Rate, the Interest Rate would be equal to 1.00% per annum (the Minimum Interest Rate).

The interest payment amount per $1,000 principal amount Note will be calculated as follows:

$1,000 × 1.00% × (90/360) = $2.50

HISTORICAL INFORMATION

The following graph sets forth the Reference Rate for the period from January 1, 2014 to June 26, 2019.  The Reference Rate on June 26, 2019 was 2.32988%.  The historical performance of the Reference Rate should not be taken as an indication of its future performance.   Future performance of the Reference Rate may differ significantly from historical performance, and no assurance can be given as to the Reference Rate during the term of the Notes, including on the Interest Determination Dates.  We obtained the information in the graph below from Bloomberg Professional® service, without independent verification.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS

TAX CONSIDERATIONS

You should review carefully the sections entitled “Material U.S. Federal Income Tax Consequences—Tax Consequences to U.S. Holders—Notes Treated as Indebtedness for U.S. Federal Income Tax Purposes” and, if you are a non-U.S. holder, “—Tax Consequences to Non-U.S. Holders,” in the accompanying prospectus supplement. The discussion below applies to you only if you are an initial purchaser of the Notes; if you are a secondary purchaser of the Notes, the tax consequences to you may be different. In the opinion of our special tax counsel, Davis Polk & Wardwell LLP, the Notes should be treated as debt instruments for U.S. federal income tax purposes. The remainder of this discussion assumes that this treatment is correct.

Assuming the treatment described above is correct, in the opinion of our special tax counsel, the Notes should be treated for U.S. federal income tax purposes as variable rate debt instruments, as described under “—Variable Rate Debt Instruments” in the accompanying prospectus supplement.

Assuming the above treatment is correct, interest paid on the Notes will generally be taxable to you as ordinary income at the time it accrues or is received, in accordance with your method of tax accounting. Upon a sale or exchange (including redemption at maturity), you will generally recognize taxable income or loss equal to the difference between the amount realized on the sale or exchange (not including any amount attributable to accrued but unpaid interest) and your tax basis in the Notes, which will generally equal the amount you paid to acquire the Notes. This gain or loss will generally be long-term capital gain or loss if you have held the Notes for more than one year. The deductibility of capital losses is subject to limitation.

The discussions above and in the accompanying prospectus supplement do not address the consequences to taxpayers subject to special tax accounting rules under Section 451(b).

Non-U.S. Holders. We do not believe that non-U.S. holders should be required to provide a Form W-8 in order to avoid 30% U.S. withholding tax with respect to the interest payments, although the Internal Revenue Service could challenge this position. However, non-U.S. holders should in any event expect to be required to provide appropriate Forms W-8 or other documentation in order to establish an exemption from backup withholding, as described under the heading “—Information Reporting and Backup Withholding” in the accompanying prospectus supplement. If any withholding is required, we will not be required to pay any additional amounts with respect to amounts withheld.

You should review the section entitled “Material U.S. Federal Income Tax Consequences—Tax Consequences to Non-U.S. Holders—Foreign Account Tax Compliance Withholding” in the accompanying prospectus supplement. The discussion in that section is modified to reflect regulations proposed by the U.S. Treasury Department indicating an intent to eliminate the requirement under FATCA of withholding on gross proceeds (other than amounts treated as interest) of the disposition of financial instruments. The U.S. Treasury Department has indicated that taxpayers may rely on these proposed regulations pending their finalization.

You should consult your tax advisor regarding the U.S. federal tax consequences of an investment in the Notes, as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

SUPPLEMENTAL TERMS OF THE NOTES

Notwithstanding anything to the contrary in the accompanying prospectus supplement, the Calculation Agent will determine 3-Month USD LIBOR on any relevant London business day (as defined in the accompanying prospectus supplement) as follows:

As of any London business day, 3-Month USD LIBOR will be the arithmetic mean of the offered rates for three-month deposits in U.S. dollars, commencing on the second following London business day, that appear on the Designated Screen Page as of 11:00 a.m., London time, on that London business day, if at least two offered rates appear on the Designated Screen Page; except that if the Designated Screen Page, by its terms provides only for a single rate, that single rate will be used.

“Designated Screen Page” means Reuters page “LIBOR01”, or any other page displayed by Reuters, Bloomberg or any other service as may replace that page for the purpose of displaying the London interbank rates of major banks for U.S. dollars published by the administrator of 3-Month USD LIBOR.

If (i) fewer than two offered rates appear on the Designated Screen Page and the Designated Screen Page does not by its terms provide only for a single rate or (ii) no rate appears on the Designated Screen Page and the Designated Screen Page by its terms provides only for a single rate, then the Calculation Agent will request the principal London offices of each of four major reference banks in the London interbank market, as selected by the Calculation Agent, to provide the Calculation Agent with its offered quotation for the rate of interest on three-month deposits in U.S. dollars commencing on the second following London business day to prime banks in the London interbank market at approximately 11:00 a.m., London time, on that London business day and in a principal amount that is representative of a single transaction in U.S. dollars in that market at that time.

If at least two such quotations are provided, 3-Month USD LIBOR determined on that London business day will be the arithmetic mean of those quotations. If fewer than two such quotations are provided, 3-Month USD LIBOR will be determined for the applicable London business day as the arithmetic mean of the rates quoted at approximately 11:00 a.m., New York time, in New York City on that London business day, by three major banks in New York City selected by the Calculation Agent, after consultation with us, for three-month loans in U.S. dollars to leading European banks in a principal amount that is representative of a single transaction in U.S. dollars in that market at that time.

If fewer than three major banks in New York City provide quotes as set forth above, then the Calculation Agent, after consulting such sources as it deems comparable to the Designated Screen Page, or any such source it deems reasonable from which to estimate 3-Month USD LIBOR, shall determine 3-Month USD LIBOR for that London business day in its sole discretion.

Notwithstanding the foregoing:

•           If the Calculation Agent determines in its sole discretion on or prior to the relevant London business day that LIBOR for three-month deposits in U.S. dollars has been discontinued or such rate has ceased to be published permanently or indefinitely, then the Calculation Agent shall use for the relevant London business day a successor or substitute rate that it has determined in its sole discretion to be (a) the industry-accepted successor rate to the discontinued 3-Month USD LIBOR or (b) if no such industry-accepted successor rate exists, the most comparable substitute rate to the discontinued 3-Month USD LIBOR; and

•          If the Calculation Agent has determined a successor or substitute rate in accordance with the foregoing, the Calculation Agent may make adjustments in its sole discretion to the definition of London business day and any other relevant methodology for calculating such successor or substitute rate, including, but not limited to, any adjustment it determines is needed to make such successor or substitute rate comparable to the discontinued 3-Month USD LIBOR, in a manner that is consistent with industry-accepted practices for such successor or substitute rate for debt obligations such as the Notes.

SUPPLEMENTAL PLAN OF DISTRIBUTION

We have agreed to sell to Barclays Capital Inc. (the “Agent”), and the Agent has agreed to purchase from us, the principal amount of the Notes, and at the price, specified on the cover of this pricing supplement.  The Agent commits to take and pay for all of the Notes, if any are taken.

The Notes are not intended to be offered, sold or otherwise made available to and may not be offered, sold or otherwise made available to any retail investor in the European Economic Area (“EEA Retail Investor”). For these purposes, an EEA Retail Investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended from time to time, “MiFID”); (ii) a customer within the meaning of Directive 2002/92/EC (as amended from time to time), where that customer would not qualify as a professional client as defined in point (10) of

Article 4(1) of MiFID; or (iii) not a qualified investor as defined in Directive 2003/71/EC (as amended from time to time, including by Directive 2010/73/EU). Consequently no key information document required by Regulation (EU) No 1286/2014 (as amended from time to time, the “PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to EEA Retail Investors has been prepared and therefore offering or selling such Notes or otherwise making them available to any EEA Retail Investor may be unlawful under the PRIIPs Regulation.

VALIDITY OF THE NOTES

In the opinion of Davis Polk & Wardwell LLP, as special United States products counsel to Barclays Bank PLC, when the Notes offered by this pricing supplement have been executed and issued by Barclays Bank PLC and authenticated by the trustee pursuant to the indenture, and delivered against payment as contemplated herein, such Notes will be valid and binding obligations of Barclays Bank PLC, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith) and possible judicial or regulatory actions giving effect to governmental actions or foreign laws affecting creditors’ rights, provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the laws of the State of New York. Insofar as this opinion involves matters governed by English law, Davis Polk & Wardwell LLP has relied, with Barclays Bank PLC’s permission, on the opinion of Davis Polk & Wardwell London LLP, dated as of August 20, 2018, filed as an exhibit to a report on Form 6-K by Barclays Bank PLC on August 20, 2018, and this opinion is subject to the same assumptions, qualifications and limitations as set forth in such opinion of Davis Polk & Wardwell London LLP. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and its authentication of the Notes and the validity, binding nature and enforceability of the indenture with respect to the trustee, all as stated in the letter of Davis Polk & Wardwell LLP, dated August 20, 2018, which has been filed as an exhibit to the report on Form 6-K referred to above.

US$25,125,000

BARCLAYS BANK PLC

FLOORED FLOATING RATE NOTES LINKED TO 3-MONTH USD LIBOR

DUE JUNE 27, 2022

GLOBAL MEDIUM-TERM NOTES, SERIES A

(TO PROSPECTUS DATED MARCH 30, 2018
AND THE PROSPECTUS SUPPLEMENT DATED JULY 18, 2016)

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